October 10, 2007

Pradip Bhaumik
Attorney-Advisor
Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Check Point Software Technologies Ltd.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 0-28584

Dear Mr. Bhaumik:

Check Point Software Technologies Ltd (“Check Point”, the “Company”, or “we”) respectfully submits this correspondence, in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”), dated September 28, 2007, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006 (“Comment Letter”). To facilitate your review of the Company’s response to the comment by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

1.	It appears from several pull-down menus on your website that you offer products, technologies, and services to residents in Cuba, Iran, North Korea, Sudan, and Syria. The referenced countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject t0.U.S. economic sanctions and export controls. You refer on pages 40 and F-43 of your Form 20-F to having derived revenues from the Middle East and Africa. However, your Form 20-F does not include any specific information regarding contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and expected contacts with Cuba, Iran, North Korea, Sudan, and Syria, if any, whether by direct or indirect arrangements. Your response should describe in reasonable detail the products, technologies, and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

As set forth in our Form 20-F, Check Point is a provider of network and data security products and services. Check Point sells its products and services both directly and through distributors and resellers, with a substantial majority of such sales being made through distributors and resellers. Check Point follows both U.S. and Israeli export control laws and regulations. As such, Check Point has not knowingly made, is not making, and does not anticipate making, any direct sales to any entity in, or representative of, Cuba, Iran, North Korea, Sudan, or Syria (“Sanctioned Countries”).

Check Point utilizes various methods to screen its sales. A component of the screening process is to maintain a list of all countries in pull-down menus on its web site. In the event that a potential customer chooses a Sanctioned Country from the menu, that order is flagged for non-shipment and order cancellation.

In addition, as noted above, Check Point conducts a substantial majority of its sales through its distributor and reseller partners. Check Point maintains policies requiring such partners to comply with appropriate U.S. and Israeli export control laws and regulations and includes language in the Company’s standard distributor and reseller partner agreements that require such partners to comply with these laws and regulations.

2.	Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each referenced country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

As noted in its response to Comment No. 1, Check Point follows both U.S. and Israeli export control laws and regulations. The Company has not knowingly provided, does not now provide, and does not anticipate providing any products, technologies, services, or financial support to entities in or connected with the Sanctioned Countries. In addition, we are not aware of any connections between our operations or contacts and the governments of the Sanctioned Countries.

As previously stated, we actively employ policies, procedures, and systems for compliance with applicable international trade laws and regulations, including those in the United States.

Acknowledgment

        In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or concerns with respect to the foregoing, please contact the undersigned at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, /s/ John Slavitt John Slavitt General Counsel